PEAK INTERNATIONAL LIMITED

38507 Cherry Street

Unit G

Newark, CA 94560

Tel (510) 449-0100	Fax: (510) 449-0102

April 14, 2006

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Peak International Limited

Form 10-K for the fiscal year ending March 31, 2005

Forms 10-Q for the fiscal quarters ending June 30, 2005, September 30, 2005 and December 31, 2005

File No. 0-29332

Dear Mr. Decker:

On behalf of Peak International Limited, this letter responds to comments on the above-referenced Form 10-K and Forms 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) in its letter dated March 30, 2006. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-Q for the period ended December 31, 2005

Note 14 – Assets to be Disposed of by Sale/Other Income

1.	We have reviewed your response to comment 4. Given that the gain of $2,189,000 recorded during the quarter ended June 30, 2005 relates to the sale of a building, it is not clear how you determined that the guidance in paragraph 45 of SFAS 144 does not apply. Please revise your financial statements to properly include the gain in your loss from operations on your states of operations.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

April 14, 2006

Response: The Registrant will file a 10-Q/A to its Form 10-Q for the quarter ended December 31, 2005 to include the gain in its loss from operations on its statements of operations.

2.	You disclose that approximately $1,282,000 of the sale proceeds related to the sale of the building is held in escrow as restricted cash to fund contingencies and will not be available for use over the period ending first quarter of fiscal 2008. Please tell us the nature of the contingencies for which these amounts are restricted. Please clarify whether the $1,282,000 was included in your determination of the gain on sale. If so, tell us how you determined this is appropriate given the contingencies.

Response: In relation to the sale of the subsidiary that held title to the building, approximately $1,282,000 of the proceeds is held in escrow as restricted cash to fund contingencies and will not be available for use over the period ending first quarter of fiscal 2008. The purpose of the escrow is to assure the purchaser that any contingent liabilities existing before the completion of the transaction, which could potentially result in claims against the subsidiary, will be borne by the Registrant. The Registrant believes that it is appropriate to include the $1,282,000 in the gain on sale because the sale was completed on April 13, 2005, with full ownership of the subsidiary and its associated risk transferred to the purchaser. The Registrant is unaware of any probable future event(s) that will require provision for loss contingency in accordance to paragraph 8 of SFAS 5.

*****

In connection with the foregoing response, Peak acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

April 14, 2006

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (510) 449-0100. Comments can also be sent via facsimile at (510) 449-0102.

Very truly yours,

/s/ Katie Fung
Katie Fung
Chief Financial Officer

cc:	Gus Rodriguez, Staff Accountant

Nudrat Salik, Staff Accountant

Dean Personne

Jack Menache, Esq.